NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES
New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Securities') of First
Opportunity Fund, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on June 1, 2010, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange.
The Exchange's action is being taken in view of the fact that, at a meeting on May 3, 2010, the Company?s stockholders approved a proposal to make a substantial investment in certain private investment funds. The NYSE has determined to delist the Company because the approval of this investment plan will result in the Company engaging in operations which, in the opinion of the Exchange, are contrary to the public interest and therefore constitute grounds for delisting the Company pursuant to
Section 802.01D of the NYSE Listed Company
Manual. As disclosed by the Company in its proxy statement mailed to stockholders in connection with the meeting, the NYSE had previously informed the Company about its discussions with the SEC with respect to the Company?s proposal to make these investments, and that these discussions had led the NYSE to conclude that it would likely be compelled to delist the Company on public interest grounds if the proposal was approved.

1. The Exchange's Listed Company Manual, Section
802.01D states, in part, that the Exchange may initiate delisting proceedings if a listed company or its management shall engage in operations which, in the opinion of the Exchange, are contrary to the public interest.

2. The Exchange, on May 6, 2010, determined that the Securities of the Company should be suspended immediately, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on that same date.

3. Pursuant to the above authorization, a press release was issued and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on May 6, 2010, of the suspension of trading in the Securities. Similar information was included on the Exchange's website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.